Exhibit 4.8

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (the “Agreement”) entered into on the __ day of July 2020 (the “Signing Date”), by and between XTL Biopharmaceuticals Ltd., an Israeli publicly traded company, with its principal offices at 5 Badner St., Ramat Gan, Israel (the “Company”) and Mr. Shlomo Shalev, I.D. number **** (hereinafter referred to as the “Consultant” and collectively with the Company shall be the “Parties”).

WHEREAS, the Company desires to engage Consultant services and to appoint him as the Chief Executive Officer of the Company (the “CEO”), and Consultant desires to be engaged and appointed by the Company in such capacity, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual undertakings and promises herein contained, the Parties hereby agree as follows:

1.	THE APPOINTMENT

1.1	Subject to the terms hereof, the Company hereby appoint the Consultant, and the Consultant hereby agrees to be appointed by the Company as the CEO and to provide the Company with the Services (as defined below), pursuant to this Agreement.

1.2	In rendering its Services hereunder, the Consultant shall be deemed to be, and it is, an independent contractor, and neither this Agreement nor the performance of any of the terms hereof will or will be deemed to constitute or create any other relationship between the Company and the Consultant.

1.3	Without derogating from any other provision herein, the Consultant acknowledges and agrees that during the term hereof he will exercise best effort, care and diligence in the performance of the Services to be provided pursuant to Section 2 below.

2	EXTENT AND SCOPE OF SERVICES

2.1	During the Term (as defined below) and in it capacity as the CEO, the Consultant shall be responsible for the general management of the Company and shall report directly to the Board of Directors of the Company (respectively the “Services” and “Board”). The description of responsibilities set forth herein shall serve as a general statement of the duties, responsibilities and authority of the Consultant. Additional duties, responsibilities and authority may be assigned to the Consultant by the Board, from time to time in its sole discretion.

2.2	During the Term (as defined below) the Consultant shall provide the Company with the Services on a basis of 50% full employment capacity (91 monthly hours).

2.3	The Consultant hereby undertakes that he will provide the Services, as stipulated in this Agreement, to the Company with a high degree of devotion, professionalism and proficiency.

3	COMPENSATION

3.1	In consideration of the Services provided to the Company by the Consultant hereunder, the Company shall compensate the Consultant as follows:

3.1.1	A monthly fee of NIS 30,000, plus VAT per month (the “Monthly Fee”).

3.1.2	Car expenses monthly payment, which will be paid along with the Monthly Fee, of NIS 3,000 + VAT, if applicable (the “Car Expenses Payment”).

3.1.3	In addition to the Monthly Fee and Car Expenses Payment, the Consultant is granted with 10,000,000 options to purchase 10,000,000 ordinary shares of the Company of nominal value of NIS 0.1, available through the Company’s ESOP (as defined below) (the “Options”), all as described in the grant notification agreement attached as Appendix A hereto.

3.1.4	Based on Consultant efforts and/or achievements, the Company may, subject to applicable laws, at its sole discretion but without any commitment herein to do so, grant Consultant with annual or specific a bonus, in cash or otherwise to be approved pursuant to applicable requirements under law.

3.2	The Consultant shall deliver to the Company a monthly invoice for the Monthly Fee, Car Expenses Payment or any other payment delivered by the Company pursuant to this Agreement (the “Invoice”) and the Company shall pay the Monthly Fee, Car Expenses Payment and any other payment thereto within the end of the month + 15 days of receipt of the Invoice.

3.3	In addition to the Monthly Fee, Car Expenses Payment and other payment under this Agreement, the Company shall either pay in advance or reimburse the Consultant for any extraordinary expenses incurred by Consultant, which are to be approved in advance by the Company (the “Approved Expenses”). Consultant shall submit, in writing, in the proper format, an expense report for the Approved Expenses, together with written receipts and/or invoices evidencing such expenses. Where expenses have been incurred by means of installment payments or on credit, Consultant shall not be reimbursed for such expenses until he has actually paid them, i.e., his account has been debited for each installment. Consultant hereby acknowledges that once reimbursement has been received for goods purchased by Consultant on behalf of the Company, such goods shall become the sole property of the Company.

3.4	The payments provided by this Agreement shall be made to the Consultant after deduction of all taxes and deductions at source as required by law.

3.5	The Parties hereto agree that all taxes, social insurance payments, pension payments, health insurance and any other such payments, if existing, shall be borne solely by the Consultant. The Company shall not pay nor be liable to pay any taxes attributed to the remuneration as set forth in this Agreement. Consultant hereby undertakes to indemnify and reimburse the Company for any amounts claimed or levied on the Company due to taxes, social insurance payments, pension payments, health insurance and any other such payments resulting from any payment made by the Company to the Consultant under this Agreement

3.6	The Company shall not undertake any social insurance premiums, pension payment and health insurance in the name of the Consultant.

3.7	The Consultant shall be responsible (but not obligated) at his sole discretion and at his own expense, for sufficient insurance coverage against illness, injuries and/or damages incurred by him in connection with his rendering of Services in accordance with this Agreement.

3.8	Subject to the Israeli Companies Act –1999, the Company shall take any steps which may be deemed necessary to establish a policy of indemnifying its officers and directors, including, but not limited to Consultant, for all actions taken in good faith in pursuit of their duties and obligations to the Company. Such steps shall include, but shall not necessarily be limited to, the obtaining of an appropriate level of Directors and Officers Liability coverage and including such provisions in the Company’s’ Articles of Association, as applicable and customary.

4	INDEPENDENT CONTRACTOR

4.1	The Consultant warrants that he is aware that this Agreement is an agreement for the provision of Services only, does not create employer-employee relations between him and the Company and does not confer upon him any rights save for those set forth herein.

4.2	Without prejudice to the generality of the foregoing, it is hereby agreed that the Consultant shall not be entitled to receive from the Company severance pay or any other payment or consideration deriving from employee-employer relations and/or the termination thereof, including, but not limited to, social benefits, managers’ insurance fund, education fund, or the like. The Consultant further undertakes that he shall not bring a claim against the Company with any cause of action based on employee-employer relations between him and the Company, and undertakes to indemnify the Company, upon its first demand, for all reasonable expenses that may be occasioned to it in respect of or in connection with any claim in connection with such employee-employer relations. The Consultant declares that the Monthly Fee he receives according to this agreement is 30% higher than the salary that he would have received should he have been employed as an employee of the Company.

4.3	If, for any reason whatsoever, any competent authority, including a judicial entity, determines that the Consultant is to be regarded as an employee of the Company, or entitled to any amounts that are derived from employee-employer relationships, then in lieu of the Monthly Fee that was paid to the Consultant by the Company as of the Effective Date of this Agreement, the Consultant shall be deemed to be entitled to a reduced consideration which equals to 70% of the Consulting Fee (the “Reduced Consideration”). The Consultant’s entitlement to the Reduced Consideration shall be regarded as gross compensation and shall apply retroactively as of the effective date, and the Consultant shall immediately refund to the Company any amount paid on account of the Monthly Fee by the Company as of the effective date in excess of the Reduced Consideration.

5	NONDISCLOSURE

5.1	During the Term, the Consultant will have access to, and become familiar with, “Confidential Information” of the Company (as hereinafter defined). The Consultant shall at all times hereinafter maintain in the strictest confidence all such Confidential Information and shall not divulge any Confidential Information to any person, firm or corporation without the prior written consent of the Company. For purposes hereof, “Confidential Information” shall mean all information in any and all medium which is confidential by its nature, including, without limitation, data, technology, know-how, inventions, ideas, discoveries, designs, processes, formulations, samples, compositions, methods, models, and/or trade and business secrets relating to any line of business in which the Company is involved. Confidential Information will also include the Company’s development, marketing and business plans relating to current, planned, old or future products.

5.2	The Consultant shall not use Confidential Information for, or in connection with, the development, manufacture or the use of any product or for any other purpose whatsoever except as and to the extent provided in this Agreement or in any other subsequent agreement between the parties.

5.3	Notwithstanding the foregoing, Confidential Information shall not include information which the Consultant can evidence to the Company by appropriate documentation: (i) is in, or enters the public domain otherwise than by reason of a breach hereof by the Consultant; (ii) is known by the Consultant at the time of disclosure thereof by the Company; (iii) is independently developed by the Consultant without recourse to Confidential Information; or (iv) is rightfully transmitted or disclosed to the Consultant by a third party which owes an obligation of confidentiality with respect to such information.

6	TERM AND TERMINATION

6.1	The appointment under this Agreement shall commence retroactively as of May 19, 2020 (the “Effective Date”) and shall continue until terminated by either party upon 60 days prior written notice or as provided hereinafter (the “Term”).

6.2	Without prejudice to the provision of Sections 6.1 above:

6.2.1	The Company shall have the right to terminate this Agreement during the Term for “just cause”, at any time, by giving the Consultant notice of termination for the just cause, stating the reasons constituting the just cause. In such event, this Agreement shall be terminated within ten (10) days from the time of delivery of the said notice. Any but only of the following actions or omissions by the Consultant shall constitute a “just cause” under this Section 6.2.1: (i) a material breach by Consultant of any of the covenants set forth in Section 5 herein; (ii) a material breach by Consultant of any provision of this Agreement other than Section 7 herein which is not cured by Consultant within five (5) days after his receipt of notice thereof from the Company containing a description of the breach or breaches alleged to have occurred; or (iii) any act (or failure to act) of moral turpitude by Consultant or action (or omission) by Consultant to harm the Company.

6.2.2	The Consultant shall have the right to terminate this Agreement for “just cause”, at any time, by giving to the Company notice of termination for the cause, stating specifically the reasons constituting the cause. In such event, this Agreement shall be terminated as of the time of delivery of the said notice. Any of the following actions or omissions by the Consultant shall constitute a “just cause” under this Section 6.2.2: (i) a material breach by the Company of any provision of this Agreement which is not cured by the Company within five (5) days after its receipt of notice thereof from Consultant containing a description of the breach or breaches alleged to have occurred (ii) any action by the Company to intentionally harm Consultant (iii) the Company becoming bankrupt or insolvent or ceasing or threatening to cease to carry on business or being unable to pay its debts as they fall due or a receiver or other encumbrances being appointed to the undertaking and assets, or any material part thereof of the Company.

6.3	Upon termination of this Agreement, the Consultant shall be entitled to receive the Monthly Fee accrued but unpaid (together with any expenses payable to Consultant pursuant to Section 3 above) as of the date of termination. The Company shall be entitled to deduct and offset any amount owed by the Consultant to the Company, including but not limited, to equipment and property belonging to the Company and not returned by the Consultant, from the payments made by the Company to the Consultant upon such termination.

6.4	During the period following notice of termination by any party for any reason, other than upon termination by Consultant for “just cause”, to the extent requested by the Company, the Consultant shall cooperate with the Company and use his best efforts to assist the integration into the Company’s organization of the person or persons who will assume the Consultant’s responsibilities hereunder. At the option of the Company, the Consultant shall during such period either continue the rendering of the Services or cease such service.

6.5	In the event of any termination of this Agreement, whether or not for “just cause” and whatever the reason, the Consultant will promptly deliver to the Company all documents, data, records and other information pertaining to the Services and any other equipment belonging to the Company in the Consultant’s possession, and the Consultant will not take with him any documents or data, or any reproduction or excerpt of any documents or data, containing or pertaining to the Services provided by it to the Company.

7	REPRESENTATIONS BY THE CONSULTANT

The Consultant hereby represents and warrants as follows:

7.1	There is no limitation and/or restriction in any agreement to which he is a party, or by which he is bound, on his ability to enter into this Agreement and/or to enter into a business relationship with the Company in accordance with the provisions of this Agreement (including, without limitation, in any prior employment and/or consulting agreement entered into by Consultant).

7.2	The Consultant will exercise reasonable care and diligence to prevent, and will not take any action which could result in a conflict with, or be prejudicial to, the interests of the Company.

7.3	In rendering the Services, the Consultant shall be deemed to be, and he expressly agrees and confirms that he is, an independent contractor, and neither this Agreement nor the performance of any of the terms hereof shall be deemed to constitute or create any other relationship between the Consultant and the Company.

7.4	Any products, inventions, innovations, , designs, schematics, formulas, software, databases, algorithms, programs, trade secrets, works of authorship, assays, developmental or experimental work, methods, processes, techniques, improvements, and related know-how etc (“Inventions”) which are made by Consultant in performing the Services shall be the property of the Company, and any such which are made by Consultant in performance of the Services under this Agreement, to the maximum extent permitted by law, shall be “works made for hire”. The Consultant hereby assigns and agrees to assign to the Company or its designee, without further consideration, the Consultant’s entire right, title, and interest in and to all Inventions, including all rights to obtain, register, perfect, and enforce patents, copyrights, mask work rights, and other intellectual property protection for Inventions. The Consultant further agrees to disclose promptly and in writing to an individual designated by the Company all Inventions which the Consultant has made or reduced to practice. Upon the Company’s request from time to time, the Consultant will reasonably assist the Company (at its expense) to obtain and enforce patents, copyrights, mask work rights, and other forms of intellectual property protection on Inventions.

8	MISCELLANEOUS

8.1	This Agreement shall be subject to the laws of the state of Israel, excluding its conflict of law provisions, and the competent courts of the Tel-Aviv District, Israel shall have exclusive jurisdiction over any dispute arising there-from.

8.2	This Agreement is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, either written or oral, with respect to such subject matter.

8.3	No alteration of or modification to any of the provisions of this Agreement shall be valid unless made in writing and signed by both parties.

8.4	The failure of either party hereto to enforce at any time or for any period any provision of this Agreement shall not be construed as a waiver of such right or provision and such party shall be entitled to enforce such right or provision at any time as it shall see fit.

8.5	Any notice required or permitted thereunder shall be given in writing and shall be deemed given if sent by electronic transmission or registered airmail to the address of the party.

8.6	This Agreement may not be assigned without the written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

XTL Biopharmaceuticals Ltd.	Shlomo Shalev:

By:_____________________	Name: Shlomo Shalev

Name and Title: _________	Signature:	/s/ Shlomo Shalev

Date: _____________________	Date: July 2020

Appendix A